UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File No.: 001-04171

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
Kellanova Pringles Savings and Investment Plan

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
Kellanova
412 N Wells St
Chicago, IL 60654

Kellanova
Pringles Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2024 and 2023

Kellanova
Pringles Savings and Investment Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	4

Financial Statements
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023	5

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2024 and 2023	6

Notes to Financial Statements
December 31, 2024 and 2023	7 - 20

Supplemental Schedule

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024	21

Signature Page	22

Exhibit Index - Consent of Independent Registered Public Accounting Firm	23
Note:    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To Plan Participants and ERISA Finance Committee of
Kellanova Pringles Savings and Investment Plan
Chicago, Illinois

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Kellanova Pringles Savings and Investment Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2016.

Grand Rapids, Michigan

June 18, 2025

Kellanova
Pringles Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

	2024	2023
Assets
Plan's interest in Master Trust at fair value	$89,770,690	$76,291,277
Plan's interest in Master Trust at contract value	3,790,972	4,182,760
Self directed brokerage accounts at fair value	1,894,198	992,066
Employer contribution receivable	6,513,189	6,175,535
Notes receivable from participants	3,583,317	3,300,704
Total assets	105,552,366	90,942,342
Liabilities
Accrued administrative and trustee fees	13,051	10,655
Total liabilities	13,051	10,655
Net assets available for benefits	$105,539,315	$90,931,687

The accompanying notes are an integral part of these financial statements.

Kellanova
Pringles Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2024 and 2023

	2024	2023

Additions:
Contributions:
Employer	$6,513,189	$6,175,535
Participant	4,345,253	3,847,073
Rollovers from other qualified plans	129,008	34,042
Total contributions	10,987,450	10,056,650

Earnings/(losses) on investments:
Plan's interest in income/(loss) of Master Trust	13,453,154	12,747,153
Net appreciation/(depreciation) in fair value of Self directed brokerage accounts	263,234	212,832
Interest income on notes receivable from participants	251,880	185,037
Total additions	24,955,718	23,201,672

Deductions:
Participant withdrawals	(10,195,794)	(8,529,158)
Administrative and trustee fees	(152,296)	(119,745)
Total deductions	(10,348,090)	(8,648,903)

Net increase/(decrease)	14,607,628	14,552,769

Net assets available for benefits
Beginning of year	90,931,687	76,378,918
End of year	$105,539,315	$90,931,687

The accompanying notes are an integral part of these financial statements.

Kellanova
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2024 and 2023

1.Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Kellanova Pringles Savings and Investment Plan (the Plan) have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). The accounts of the Plan are maintained on the accrual basis.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, except for the Plan's interest in guaranteed investment contracts which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. See Note 6 for discussion.
The Plan’s interest in income/(loss) of the Kellanova Savings and Investment Master Trust (Master Trust), which consists primarily of the realized gains or losses on the fair value of the Master Trust investments, dividend and interest income, and the unrealized appreciation/(depreciation) on those investments, is included in the Statements of Changes in Net Assets Available for Benefits.
An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.
The net appreciation/(depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation/(depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.
Guaranteed Investment Contracts
The Master Trust invests in synthetic guaranteed investment contracts and a separate account insurance contract, for which GSAM Stable Value, LLC is the investment manager. The Master Trust enters into a contract with an issuer to receive a rate of return based on underlying investments. For the synthetic contracts, the Master Trust acquires, retains title to and holds the underlying investments in a separately identified custody account. The underlying investments typically include portfolios of fixed income securities or units of fixed income collective trusts. The rate of return is based on a formula described within the terms of the contract (the crediting rate). The incremental value (if any) of the contract itself is based on i) issuer ratings as determined by credit ratings, which are published by rating agencies and ii) the present value of the change in each contract’s replacement cost. At December 31, 2024 and 2023, the present value of contract replacement cost approximates current contract cost.
Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit responsive guaranteed investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by GSAM Stable Value, LLC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan

Kellanova
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2024 and 2023

termination or merger with another plan), (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974 (ERISA). The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
Except for the above, the guaranteed investment contracts do not permit the contract issuers to terminate the agreement prior to the scheduled maturity date at an amount different from contract value.
Allocation of Net Investment Income/(Loss) to Participants
Net investment income/(loss) is allocated to participant accounts daily, in proportion to their respective account balances on that day.
Expenses of Administration
Expenses of administration are paid by the Plan and allocated to participants' accounts on a prorata basis.

Participant Withdrawals
Benefit payments to participants are recorded when paid.
Notes Receivable From Participants
Notes receivable from participants are recorded at net realizable value. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Loans determined to be uncollectible are deemed distributed and recorded as participant withdrawals.
Risks and Uncertainties
The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Contributions
Participant deferral contributions and related discretionary matching contributions are recognized in the plan year during which Kellanova (the Company) makes the respective payroll deduction from the participant's compensation. Discretionary employer non-elective contributions, if any, are recognized in the plan year to which the participant's compensation relates.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from those estimates.

Kellanova
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2024 and 2023

Trustees of the Master Trust and Self Directed Brokerage Account
Assets of the Plan, held within the Master Trust, are co-invested with the assets of another defined contribution plan sponsored by the Kellanova in a commingled investment fund known as the Master Trust for which The Northern Trust Company is the trustee.

Effective January 8, 2021 a self directed brokerage account was established with Fidelity Brokerage Services, LLC. Fidelity Brokerage Services, LLC is the custodian of all funds held within the brokerage account. Due to these investments being held by a separate custodian, funds held within a participant's self directed brokerage accounts are presented as a separate plan investment on the Statement of Net Assets for Benefits. Investment earnings related to the self directed brokerage account are included in net appreciation/(depreciation) in fair value of self directed brokerage account.

Allocation of Net Investment in Master Trust
The Plan’s allocated share of the Master Trust net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust. The Plan’s net interest in the Master Trust is equal to the net investment in the Master Trusts held at The Northern Trust Company.
2.     Description of the Plan
The Plan was established effective as of June 1, 2012. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions. The Plan operates as a qualified defined contribution plan with a 401(k) feature under Section 401(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
On October 2, 2023, Kellogg Company completed the separation of its North America cereal business resulting in two independent companies, Kellanova and WK Kellogg Co. In advance of the separation, the Plan transferred account balances for employees of the North America cereal business to a newly established 401(k) plan, sponsored by WK Kellogg Co. Participants in the Pringles Plan did not shift to WK Kellogg Co. As part of the separation, shareholders of Kellogg Company Common Stock, including Plan participants that invested in the Company stock fund, were entitled to receive one share of WK Kellogg Co common stock for every four shares of Kellanova common stock. To effect the distribution, the Plan designated a separate WK Kellogg Co Common Stock Fund. New investments in the WK Kellogg Co Common Stock Fund were not permitted, however, transfers into other Plan funds were permitted. As of November 5, 2024 the WK Kellogg Co stock fund was removed as an investment option and any remaining funds were invested in target retirement funds.
Plan Administration
The Plan is administered by the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellanova.
The ERISA Administrative Committee has appointed Fidelity Workspace Services, LLC to provide recordkeeping and financial advisory services to the Plan and participants.
Plan Participation and Contributions
Generally, all technician employees at the Pringles Manufacturing Company’s Jackson, Tennessee plant, are eligible to participate in the Plan on their date of hire.

Kellanova
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2024 and 2023

Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1% to 50% of their annual pre-tax wages.  Participants were eligible to defer up to $23,000 in 2024 and $22,500 in 2023.  Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions.

Although not required, for each Plan year the Company may make a Discretionary Contribution to the Plan. To be eligible to share in the allocation of the Discretionary Contribution, the participant must generally be employed by the Company as of the last day of the Plan year. Each participant’s allocation of the Discretionary Contribution is calculated as a percentage of pay primarily based upon hire date and years of service. Discretionary Contributions are not made by the Company until the participant has completed one year of service.
Employer contributions held in Kellanova common stock can be transferred by a participant at any time to any other investment fund available under the Plan, except for transfers prohibited under the Company's Insider Trading Policy.
Participant Accounts
Plan participants may elect to invest their account balances in various equity, guaranteed investment contracts, bond, and fixed income funds or Kellanova common stock or a combination thereof in multiples of one percent. Each participant’s account is credited with the participant’s contribution and (a) the Company’s Discretionary Contribution and (b) Plan earnings, and charged with an allocation of administrative and trust expenses. Allocations are based on participant earnings or account balances, as defined.

Vesting
Participant account balances are fully vested with regards to participant contributions. Participants who were hired as a result of the acquisition of Pringles Manufacturing Company are fully vested in any Discretionary Contributions made for them. Participants hired after June 1, 2012 are fully vested in any Discretionary Contributions made after completing three years of vesting service. Forfeitures will be used first to restore any prior forfeiture and then used to reduce the amount of future Discretionary Contributions or administrative expenses.
Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan Fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years. Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Interest rates on loans held during year-ended December 31, 2024 and 2023 were 4.25%-9.50% and 4.25%-9.50%, respectively. Principal and interest are paid ratably through payroll deductions. Loans determined to be uncollectible are deemed distributed and recorded as participant withdrawals.
Participant Distributions
Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.
Participants who terminate employment may remain in the Plan or receive payment of their account balances. In 2023, if the account balance is $5,000 or less, the terminated participant received the account balance in a lump sum. On January 1, 2024, the balance was raised to $7,000. Otherwise, a participant's account balances may be received in a lump sum or installment

Kellanova
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2024 and 2023

payments. For any investment in Kellanova common stock, the participant can elect to receive that portion of their distribution in shares.

Kellanova
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2024 and 2023

Termination
While the Company has expressed no intentions to do so, the Plan may be terminated at any time. In the event of Plan termination, participants will become fully vested in their accounts. After payment of all expenses, at the discretion of the employer, each participant and each beneficiary of a deceased participant will either (a) receive their entire accrued benefit as soon as reasonably possible, provided that the employer does not maintain or establish another defined contribution plan as of the date of termination, or (b) have an annuity purchased through an insurance carrier on their behalf funded by the amount of their entire accrued benefit.
3.    Income Tax Status
The Plan administrator has received a favorable determination letter from the Internal Revenue Service dated June 6, 2017 regarding the Plan's qualification under applicable income tax regulations. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code and believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.    Related Party Transactions
Certain investments held in the Master Trust are shares of Kellanova common stock and short term investment funds managed by The Northern Trust Company. The Northern Trust Company is the trustee as defined by the Plan and, therefore, these transactions, as well as participant loans, qualify as exempt party-in-interest transactions.
At December 31, 2024 and 2023, the Plan respectively held $2,767,589 and $2,376,913 invested in Kellanova Company common stock through a unitized stock fund managed by the Trustee. Net purchases/(sales) of Kellanova common stock was $390,676. The Plan held 34,252 units of employer stock as and received $80,099 of of dividends as of December 31, 2024,The Plan held 42,513 units of employer stock and received $128,959 of dividends as of December 31, 2023.
The Northern Trust Company charges an asset based fee and a flat account based fee which are paid to the trustee as compensation for services performed under the Master Trust agreement.
Fees paid during 2024 and 2023 for management and other services rendered by parties-in-interest were based on comparable rates for such services. The majority of such fees were paid by the Plan. An immaterial portion was returned to the Plan based on revenue sharing arrangements. The revenue sharing amounts received are used to pay the Plan’s administrative expenses.

Kellanova
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2024 and 2023

5.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2024 and 2023 to Form 5500.

	2024	2023
Net assets available for benefits per the financial statements	$105,539,315	$90,931,687
Adjustment from contract value to fair value for interest in Master Trust related to fully benefit-responsive investment contracts	(213,850)	(242,315)
Net assets available for benefits per the Form 5500	$105,325,465	$90,689,372
The following is a reconciliation of the Plan’s interest in income/(loss) of Master Trust and Trust per the financial statements for the years ended December 31, 2024 and 2023 to Form 5500.

	2024	2023
Plan's interest in income/(loss) of Master Trust per the financial statements	$13,453,154	$12,747,153
Less:
Trustee, administrative and financial advisory fees	(152,296)	(119,745)
Change in adjustment from contract value to fair value for interest in Master Trust related to fully benefit-responsive investment contracts	28,465	99,452
Investment gain/(loss) from Master Trust and Trust investment accounts per the Form 5500	$13,329,323	$12,726,860
6.    Fair Value Measurements
The Plan’s assets are categorized using a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1    Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2     Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted prices that are observable for the asset or liability; and
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Kellanova
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2024 and 2023

Level 3    Inputs to the valuation methodology are prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value.
•    Money market funds: Valued at the net asset value (NAV) of shares held by the Master Trust at year end using the fair value of underlying investments. The NAV is used as a practical expedient to estimate fair value. The underlying investments of the short-term investment collective trust are high-quality money market instruments with short term maturities. Redemptions are allowed on every business day.
•    Common stocks: At December 31, 2024, the Fund consists of common stock of Kellanova and funds that are held in the Northern Trust Short Term Investment Fund that are sufficient to meet the Fund's daily needs. Unitization of the Fund allows for daily trades. The value of a unit reflects the combined market value of the common stock and the Northern Trust Short Term Investment Fund held by the Fund. As of December 31, 2024, 802,458 units were held in the Master Trust at $80.80 per unit. As of December 31, 2023, 885,973 units were held in the Master Trust at $55.91 per unit. As of December 31, 2023, 207,451 units of WK Kellogg Co stock were held in the Master Trust at $13.14 per unit.
•    Mutual funds: Shares of mutual funds are valued at quoted market prices on a nationally recognized security exchange, which represent the net asset values of shares held by the Master Trust at year end.
•    Commingled/Collective trusts (CCT): Collective trusts are valued based upon the NAV of units held by the Master Trust at year end using the fair value of underlying investments. These investments represent fixed income, equity securities, international equity, domestic equity and U.S. debt securities. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the CCT will sell the investment for an amount different than the reported NAV.
•    Separately managed fund: The separately managed fund is specifically designed for the Master Trust. The Master Trust owns units in the underlying investments of the fund, which consist of equity securities. Equity securities are valued at the closing price reported on the active market on which the individual securities are traded.
•    Self directed brokerage accounts: Underlying investments consist of common stocks, preferred stocks, bonds, mutual funds and certificates of deposits which are valued at the closing price reported on the active market on which the individual securities are traded.

Kellanova
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2024 and 2023

The following table presents a summary of the Master Trust investments in certain entities that calculate NAV per share as of December 31, 2024 and 2023.

Investments at NAV as a practical expedient as of December 31, 2024
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Spartan Group TR for Employee Benefit Plan Spartan 500 Index Pool	$372,619,392	—	Daily	None
Winslow Large Cap Growth Fund, Class C	195,461,489	—	Daily	5 Days notice for >20% of funds held
FIAM US Bond Index Coimmingled Pool CI D	50,990,524	—	Daily	None
FIAM Core Plus Commingled Pool	62,346,084	—	Daily	None
Spartan Group TR for Employee Benefit Plan Global Ex US Index Pool	73,696,472	—	Daily	None
Spartan Group TR for Employee Benefit Plan Extended Market Index Pool	43,154,270	—	Daily	None
Capital Group Europacific Growth Trust (US) CL U2	78,750,948	—	Daily	None
NT Short Term Investment Fund	4,825,131	—	Daily	None
Westfield Mid Cap Growth Equity CIT	49,941,220	—	Daily	None
Capital Group 2010 Target Date Retirement Trust	4,140,635	—	Daily	None
Capital Group 2015 Target Date Retirement Trust	3,847,429	—	Daily	None
Capital Group 2020 Target Date Retirement Trust	16,492,310	—	Daily	None
Capital Group 2025 Target Date Retirement Trust	46,097,325	—	Daily	None
Capital Group 2030 Target Date Retirement Trust	68,877,953	—	Daily	None
Capital Group 2035 Target Date Retirement Trust	82,292,238	—	Daily	None
Capital Group 2040 Target Date Retirement Trust	69,889,497	—	Daily	None
Capital Group 2045 Target Date Retirement Trust	61,502,676	—	Daily	None
Capital Group 2050 Target Date Retirement Trust	46,939,079	—	Daily	None
Capital Group 2055 Target Date Retirement Trust	36,444,695	—	Daily	None
Capital Group 2060 Target Date Retirement Trust	16,097,415	—	Daily	None
Capital Group 2065 Target Date Retirement Trust	5,913,596	—	Daily	None
Capital Group 2070 Target Date Retirement Trust	85,772	—	Daily	None
Total Investments at NAV as a practical expedient	$1,390,406,150	$—

Kellanova
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2024 and 2023

Investments at NAV as a practical expedient as of December 31, 2023
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
BlackRock Equity Index J	$301,198,379	$—	Daily	None
Winslow Large Cap Growth Fund, Class C	154,801,572	—	Daily	None
BlackRock US Debt Index M Lending	77,986,583	—	Daily	None
BlackRock MSCI ACWI ex-US M Lending	69,571,158	—	Daily	None
BlackRock Russell 2500 Index M Lending	44,264,351	—	Daily	None
Capital Group Europacific Growth Trust (US) CL U2	78,556,703	—	Daily	None
NT/Goldman Sachs Collective Short Term Investment Fund	4,073,303	—	Daily	None
Westfield Mid Cap Growth Equity CIT	58,119,023	—	Daily	None
Capital Group 2010 Target Date Retirement Trust	3,071,372	—	Daily	None
Capital Group 2015 Target Date Retirement Trust	3,921,634	—	Daily	None
Capital Group 2020 Target Date Retirement Trust	16,076,187	—	Daily	None
Capital Group 2025 Target Date Retirement Trust	43,944,468	—	Daily	None
Capital Group 2030 Target Date Retirement Trust	63,690,296	—	Daily	None
Capital Group 2035 Target Date Retirement Trust	68,683,805	—	Daily	None
Capital Group 2040 Target Date Retirement Trust	57,700,727	—	Daily	None
Capital Group 2045 Target Date Retirement Trust	49,726,082	—	Daily	None
Capital Group 2050 Target Date Retirement Trust	36,979,737	—	Daily	None
Capital Group 2055 Target Date Retirement Trust	27,964,591	—	Daily	None
Capital Group 2060 Target Date Retirement Trust	12,049,032	—	Daily	None
Capital Group 2065 Target Date Retirement Trust	4,145,167	—	Daily	None
Total Investments at NAV as a practical expedient	$1,176,524,170	$—

Kellanova
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2024 and 2023

The major classes of investments of the Master Trust as of December 31, 2024 were as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds	$113,453,883	$—	$—	$113,453,883
Separately Managed Fund - common stocks	68,737,819	—	—	68,737,819
Kellanova stock	64,553,899	—	—	64,553,899
Investments at fair value	$246,745,601	$—	$—	$246,745,601
Investments measured at net asset value as a practical expedient*				1,390,406,150
Total Investments at fair value				1,637,151,751
Guaranteed investment contracts measured at contract value				174,111,369
Total Net Investments of the Master Trust				$1,811,263,120
The classes of investments of the Self directed brokerage account as of December 31, 2024 were as follows:

	Level 1	Level 2	Level 3	Total
Self Directed Brokerage Account	$1,894,198	$—	$—	$1,894,198
Investments at Fair Value	$1,894,198	$—	$—	$1,894,198
The major classes of investments of the Master Trust as of December 31, 2023 were as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds	$174,077,532	$—	$—	$174,077,532
Separately Managed Fund - common stocks	49,930,341	—	—	49,930,341
Kellogg Company stock	49,214,833	—	—	49,214,833
WK Kellogg Co stock	2,716,012	—	—	2,716,012
Investments at fair value	$275,938,718	$—	$—	$275,938,718
Investments measured at net asset value as a practical expedient*				1,176,524,170
Total Investments at fair value				1,452,462,888
Guaranteed investment contracts measured at contract value				190,602,319
Total Investments of the Master Trust				$1,643,065,207
The classes of investments of the Self directed brokerage account as of December 31, 2023 were as follows:

	Level 1	Level 2	Level 3	Total
Self Directed Brokerage Account	$992,066	$—	$—	$992,066
Investments at Fair Value	$992,066	$—	$—	$992,066

Kellanova
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2024 and 2023

*In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amount presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefit.
7.    Kellanova Savings and Investment Master Trust
The Plan has a divided interest in the net assets held in the Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan’s funds available for investment during the year.

Kellanova
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2024 and 2023

Investments held by the Master Trust and Plan at December 31, 2024 and 2023 are as follows:

	2024 Master Trust Investments	2024 Plan's Interest in Master Trust Investments
Common Stock - Kellanova	$64,553,899	$2,767,589
Mutual Funds	113,453,883	5,287,151
Separately Managed Funds - common stocks	68,737,819	2,841,504
Investments at fair value	246,745,601	10,896,244
Investments at net asset value (NAV)
Commingled Funds/Collective trusts	1,390,406,150	78,874,446
Total Investments at fair value	1,637,151,751	89,770,690
Investments at contract value
Guaranteed Investment Contracts	174,111,369	3,790,972
Total Investments	$1,811,263,120	$93,561,662

	2023 Master Trust Investments	2023 Plan's Interest in Master Trust Investments
Common Stock - Kellogg Company	$49,214,833	$2,376,913
Common Stock - WK Kellogg Co	2,716,012	115,680
Mutual Funds	174,077,532	7,626,469
Separately Managed Funds - common stocks	49,930,341	1,804,668
Investments at fair value	275,938,718	11,923,730
Investments at net asset value (NAV)
Commingled Funds/Collective trusts	1,176,524,170	64,367,547
Total Investments at fair value	1,452,462,888	76,291,277
Investments at contract value
Guaranteed Investment Contracts	190,602,319	4,182,760
Total Investments	$1,643,065,207	$80,474,037

The Master Trust had no other assets or liabilities at December 31, 2024 and 2023
Investments income/(loss) attributable to the Master Trust for the year ended December 31, 2024 and 2023 was as follows:

2024
Net appreciation/(depreciation) in fair value of investments	$239,302,196
Interest and dividends	12,213,440
Total investment gain/(loss)	$251,515,636

2023
Net appreciation/(depreciation) in fair value of investments	$277,697,821
Interest and dividends	16,477,504
Total investment gain/(loss)	$294,175,325

Kellanova
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2024 and 2023

8.    Subsequent Event
Subsequent events have been evaluated by management through June 18, 2025, the date these financial statements were available to be issued.

Kellanova
Pringles Savings and Investment Plan EIN 38-0710690, Plan No. 014
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2024

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	*Participants	Loans, interest ranging 4.25-9.5%, with due dates at various times through December, 2029	$3,583,317
	*Participants	Self directed brokerage accounts	$1,894,198
	*Parties-in interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLANOVA PRINGLES SAVINGS AND INVESTMENT PLAN
	By:	/s/ Joel Vanderkooi
Dated: June 18, 2025	Name: Title:	Joel Vanderkooi Vice President and Treasurer Kellanova

EXHIBIT INDEX

Exhibit Number	Document
23.1	Consent of Independent Registered Public Accounting Firm